UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.__________________________)

ALMADEN MINERALS LTD.

_______________________________________________________

(Name of Issuer)

Common Shares

_______________________________________________________

(Title of Class of Securities)

020283107

_______________________________________________________

(CUSIP Number)

Morgan Poliquin, 1103-750 W Pender St., Vancouver, B.C., Canada  V6C 2T8

_______________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Communications)

July 6, 2006

________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

CUSIP Number:  020283107

1.

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).

Morgan James Poliquin

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [   ]

(b)      [   ]

3.

SEC Use Only  ___________________________________________________________

4.

Source of Funds (See Instructions)

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   [    ]

6.

Citizenship or Place of Organization

Canadian

Number of

7.

Sole Voting Power  - 1,799,579

Shares

Beneficially

8.

Shared Voting Power   -  none

Owned by Each

Reporting

9.

Sole Dispositive Power  - 1,799,579

Person With

10.

Shared Dispositive Power  - none

11.

Aggregate Amount Beneficially Owned by Each Reporting Person   -1,799,579

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [    ]

13.

Percent of Class Represented by Amount in Row (11)  - 4.2%

14.

Type of Reporting Person (See Instructions)

IN

CUSIP Number:  020283107

Item 1.

Security and Issuer

Common shares of Almaden Minerals Ltd. located at 750 West Pender, Suite 1103, Vancouver, B.C., Canada  V6C 2T8

Item 2.

Identity and Background

(a)

Morgan James Poliquin

(b)

750 West Pender, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(c)

Self-employed professional geological engineer, Director of Almaden Minerals Ltd. and Director of Williams Creek Explorations Limited

(d)

No

(e)

No

(f)

Canadian citizen

Item 3.

Source and Amount of Funds or Other Consideration

N/A

Item 4.

Purpose of the Transaction

Stock option granted as incentive to increase performance.

 Item 5.

Interest in Securities of the Issuer

(a)

1,799,579 (4.2%) including incentive options to acquire 1,421,900 shares

(b)

1,799,579 shares

(c)

07/06/06 granted 600,000 incentive options exercisable at Cdn. $2.50 per share

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A

Item 7.

Material to be Filed as Exhibits

N/A

CUSIP Number:  020283107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2006

DATED:            __________________________

___________

/s/Morgan Poliquin

SIGNATURE:  ______________________________________

Morgan Poliquin

NAME/TITLE:  ___________________________________